Contact

www.linkedin.com/in/herman-butler-655a9228 (LinkedIn)

Top Skills

Teaching

Public Speaking

Community Outreach

Herman Butler

Dentist

Dallas, Texas, United States

Summary

Experienced Dentist with a demonstrated history of working in the hospital & health care industry. Skilled in Nonprofit Organizations, Clinical Research, Customer Service, and Program Evaluation. Strong healthcare services professional with a Doctor of Dental Surgery focused in Dentistry from Meharry Medical College.

Experience

Dentist

12 years

Dentist
May 2011 - Present (12 years 1 month)
Dallas, Texas

Dentist
2011 - 2017 (6 years)

Education

Meharry Medical College

Doctor of Dental Surgery, Dentistry · (2007 - 2011)

Tennessee State University

· (1999)